December 1, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549.

Attn: Mr. James Lopez

Dear Sirs,

Re:	Chatter Box Call Center Ltd. Form 10-K for Fiscal Year Ended March 31, 2011, Filed July 14, 2011, File No. 000-52116

1.
In response to your letter dated November 16, 2011, upon no further comments, the Form 10-K will be re-filed and amended to include the following (which was disclosed in the quarterly filing for the period ended September 30, 2011, filed on November 10, 2011):

Our Board of Directors has determined to revise and develop the business plan to build up and operate a Business and Knowledge Process Outsourced (BPO / KPO) Technology / IT company that will play an active role in the IT / Telecom and Call Center / BPO / KPO Industry.

The call center industry is an emerging industry in the Philippines and business process outsourcing or BPO is regarded, in managements’’ opinion, as one of the fastest growing industries in the world. While the Philippine government is hoping to attract capital to fund infrastructure projects, it is also aiming to bring in more investment in the business process outsourcing (BPO) sector. We believe the Philippines has emerged as a strong rival to India. We believe the Philippine business process outsourcing industry is growing  and may soon overtake India as the industry leader with proper funding. Our group’s objectives is to become one of the most viable call center/ business process outsourcing companies in the Philippines, if not globally.

We changed the name of our company to Chatter Box Call Center Inc. We believe that this represents voice and non-voice customer support for all our BPO Clients. We intend to develop an initial 100 seat call center facility to be structured both as a virtual call center as well as being located within the Philippines. Chatter Box Call Center developed the plans, design and engineering of the facility and will be the implementing Systems Integrator and Overall Project Manager for the Project Roll Out. A Call Center can be found within a company (in-house) or it can be a separate entity that manages calls for an array of clients for a variety of products and services.

In house call centers focus on the product and services their own company offers to consumers and businesses. Aside from the typical office set-up which includes the following departments: Admin., HR., Operations, Finance, etc., they also have an additional area within their premises where stations are set-up to call their clientele or receive calls from existing and new customers. When customers respond to infomercials or choose to place an order from a catalog, for example, they typically call a toll-free 800 number, which gets forwarded to a call center to be answered and processed.

A separate company, on the other hand, handles various Accounts from different clients and/ or companies which, typically, does not have the time nor finances to set-up their own call center facility. Another reason for hiring a call center is cost savings which translates, we believe, to at least 25-35% costs on manpower and facility. Jobs in call centers are typically classified as “Customer Support Representative Inbound” or “Customer Sales Representative Outbound.”
An Inbound Telemarketing position is a low-pressure job because it usually does not involve selling. Generally, this type of job entails:

●	Answering incoming calls
●	Providing information

●	Customer support
●	Order taking; setting up appointments

●	Processing requests for more information

The job title often associated with this type of work is Customer Service Representative. Job responsibilities often include processing orders, preparing correspondence, and fulfilling customer needs to ensure customer satisfaction.

An Outbound Telemarketing position involves:

●	Calling prospects
●	Selling products/ services over the telephone

●	Making collection calls
●	Setting up appointments for a salesperson to make an in person sales call

This type of job has a wide salary range, because people are often compensated in a variety of ways (through salary, commission, and / or bonuses). Chatterbox Call Center will concentrate most of its resources in this area of business which has dramatically larger margins.

Using the latest technology, companies are now creating virtual call centers. In essence, dozens or even hundreds of people work from their homes. Calls to a company (responding to an 800 number, for example) get forwarded to the telesales professionals at remote locations. A virtual call center links the telesales professionals who are working from different locations together with their employer using computers and the Internet.

Offshore Call Center Outsourcing in the Philippines

Cutting costs typically add to profitability, but not if quality of service falls as a result. Offshore call center outsourcing offers as a solution. The Philippines delivers, we believe, service levels, results comparable to any UK or US domestic center at less cost.
The call center industry is an emerging industry in the Philippines and business process outsourcing (or BPO) is regarded as one of the fastest growing industries in the world. We believe that the demand has grown significantly over the years, and we contend, but have not verified, that there over 200,000 local call center agents and industry growth of at least 100% annually due to less expensive labor costs and English proficient agents.

While the Philippine government is hoping to attract capital to fund infrastructure projects, it is also aiming to bring in more investment in the business process outsourcing (BPO) sector, one of the most dynamic industries in the world. With a significant global market share, the Philippines has emerged as a strong rival to India and Canada, both countries with a material presence in this market. Our management contends that due to the strong language skills and high literacy rate of the Philippines population and the country’s youthful demographics, the BPO in the Philippines will increase significantly.
The Philippine business process outsourcing industry is growing by, we believe, as much as 46% annually and may soon overtake India as the industry leader. We have started to see an influx of BPOs and call centers from India registering businesses in the Philippines and setting up operations.
The Chatter Box Call Center group’s objectives is to become one of the most viable call center/ business process outsourcing companies in the Philippines, if not globally.

2.
In response to your letter dated November 16, 2011, upon no further comments, the Form 10-K will be re-filed and amended to include the following (which was disclosed in the quarterly filing for the period ended September 30, 2011, filed on November 10, 2011):

On June 3, 2011, our company entered into a contract to acquire assets and inventory for the operation of call center now operating in Philippines at a consideration of $55,000. The consummation of the acquisition occurred on September 1, 2011. A copy of the contract was attached as Exhibit 10.1 to the quarterly filing for the period ended September 30, 2011, filed on November 10, 2011.

On March 31, 2011, Hong Kong Alliance Fund, Limited, a corporation organized and existing under the laws of the Hong Kong with its head office located at 8/F., Gloucester Tower The Landmark 15 Queen’s Road Central HK executed an Agreement to purchase the business of Sound Worldwide Holdings, Inc. , a corporation organized and existing with its head office located at Flat E, 16/F., Block One, Kin Ho Ind. Bldg., Nos. 14-24 Au Pui Wan Street, Shatin, N.T. Hong Kong, China and its subsidiaries, Asian Point Investment Ltd. and Sound Worldwide Ltd. and all their respective assets in return for payment of an aggregate of $250,000 in cash and Promissory Note, the latter secured by a chattel mortgage and financing statement covering the property to be sold hereunder, together with any and all other property acquired during the term of said note and placed in or within the premises. In accordance with the Agreement, the Closing occurred on June 25, 2011. A copy of the contract was attached as Exhibit 10.2 to the quarterly filing for the period ended September 30, 2011, filed on November 10, 2011.

3) Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5.  Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16 (a) forms they file. In response to your letter dated November 16, 2011, the Company responds as follows:

The Company is aware that all filings of Form 4 and 5 required of Section 16(a) of the Exchange Act of Directors, Officers or holders of 10% of the Company’s shares have not been timely as of June 20, 2011.

As of November 21, 2011, Roger Kwok Wing Fan has filed a Form 3, Tony Ka Kin Chui has filed a Form 3 and Hung Man To has filed a Form 3.

Should you have any queries, please contact us to our email: s.szeto@rocketmail.com

Yours truly,

/s/ Roger Kwok Wing Fan

Roger Kwok Wing Fan
Chief Executive Officer
Chatter Box Call Center Ltd.